Amendment to Article IV, Section 4.5 of the Bylaws Dated May 4, 1999

"The Chairman of the Board shall be the chief executive officer of the Corporation, or one of the co-chief executive officers of the Corporation, as the case may be, and shall, together with the co-chief executive officer, if any, subject to the control of the Board of Directors, have general supervision, direction and control of the business of the Corporation."